Energy Fuels Completes Expansion of its Roca Honda Uranium Project in New Mexico

•	Energy Fuels completes acquisition of key mineral properties adjacent to its Roca Honda Project in New Mexico.

•	The Roca Honda Project is one of the largest and highest-grade uranium projects in the U.S., and is located adjacent to General Atomics’ Mount Taylor uranium mine.

•	The properties acquired contain significant historical uranium resources, additional exploration potential, and the availability of existing historic mine infrastructure.

•	The acquisition substantially increases the size of the Company’s Roca Honda Project and creates the potential to significantly enhance its project economics.

Lakewood, Colorado – August 3, 2015

Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has completed the previously announced acquisition of mineral properties (“Acquired Properties”) adjacent to its Roca Honda Project (“Roca Honda”) from Uranium Resources, Inc. (NASDAQ: URRE) (“URI”). Roca Honda is adjacent to the Mount Taylor uranium mine, a large, high-grade uranium mine held by a wholly-owned subsidiary of General Atomics of San Diego, California. Roca Honda and Mount Taylor are two of the highest-profile uranium projects in the U.S.

Roca Honda is held by the Company’s 60% subsidiary, Roca Honda Resources LLC(“RHR”), with the remaining 40% held by subsidiaries of Sumitomo Corporation, the Company’s joint venture partner. Under the terms of the joint venture agreement, Energy Fuels will offer the Acquired Properties to be included in the RHR joint venture.

The Acquired Properties, which total approximately 4,580 acres (1,854 hectares), include:

•	Fee mineral ownership of 640-acres (“Section 17”);
•	Fee ownership of 36 unpatented lode mining claims; and
•	A leasehold interest in 131 unpatented lode mining claims.

Under the current base case scenario described in a February 2015 preliminary economic assessment and technical report (“PEA”) prepared in accordance with National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), which does not include the Acquired Properties, the Roca Honda Project is expected to have a nine-year mine life with average production of approximately 2.6 million pounds of U3O8 per year. All uranium resources mined from Roca Honda are expected to be processed at the Company’s existing, 100%-owned White Mesa Mill located in southeast Utah.

The Acquired Properties have the potential to significantly enhance the economics of Roca Honda through added uranium resources, increased mine life, and potential mine synergies. In addition, an existing, partially-sunk mine shaft constructed by Kerr-McGee in 1982 to a depth of 1,478 feet on the Acquired Properties may be available for use, which could result in lower capital requirements and reduced operating costs. There is also the potential to expand the uranium resources at Roca Honda through future drilling and exploration on the Acquired Properties. Roca Honda is currently in an advanced stage of permitting, which is expected to be completed in 2017.

Not including the Acquired Properties, the PEA indicates that Roca Honda hosts approximately 1.5 million tons of Measured and Indicated Mineral Resources with an average grade of 0.48% eU3O8 containing 14.6 million pounds of uranium. The project is further estimated to host an additional 1.2 million tons of Inferred Mineral Resources with an average grade of 0.47% eU3O8 containing 11.2 million pounds of uranium.

As previously described in the Company’s May 28, 2015 press release, the AcquiredProperties contain additional significant historical resources which were identified on Section 17 by previous operators, including Kerr-McGee. The Company also believes there is the potential to expand the project’s resources further through additional drilling and exploration on the Acquired Properties, which are on-trend with the currently identified resources on Roca Honda and the adjacent Mount Taylor mine.

As consideration for acquiring the Acquired Properties, the Company has delivered to URI:

•	US$2.5 million cash;
•	US$375,000 of Energy Fuels common shares;
•	The royalty held by the Company on certain properties included within later phases of Peninsula Energy’s Lance Uranium Project in Wyoming;
•	Unpatented lode mining claims adjacent to URI’s Church Rock Project; and
•

A 4% gross royalty on Section 17, which can be repurchased by Energy Fuels upon payment to URI of US$5.0 million cash at any time in the Company’s sole discretion prior to the date on which the first royalty becomes due.

Stephen P. Antony, President and CEO of Energy Fuels commented: “We are very pleased to have acquired these key properties, since they have the potential to significantly expand the scale and improve the economics of this major U.S. uranium project. We believe we have acquired these properties at an attractive price, since we believe we can achieve enhanced project economics through increased future uranium production, additional exploration potential, and the possible use of existing onsite infrastructure, including a historic mine shaft located on Section 17. We continue to believe that Roca Honda is one of the true ‘flagship’ uranium mining projects in the U.S. today. It boasts high-grades and a large-scale production profile; it is adjacent to the Mount Taylor Mine; and Energy Fuels‘ 100%-owned White Mesa uranium mill, the only conventional uranium mill operating in the U.S. today, is within economic trucking distance. Energy Fuels was the 2nd largest producer of uranium in the U.S. in 2014. We believe Roca Honda has the capability to vault us to the number one spot among U.S. uranium producers as prices rise in the future.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by NI 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to Roca Honda being a large, high-profile, and/or high-grade uranium project, the accuracy of resource estimates, the ability to realize improved project economics, the potential use of the historic mine shaft, exploration potential, the Company becoming the largest uranium producer in the U.S., processing Roca Honda resources at the White Mesa Mill, the expected time for receipt of permits, and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: Roca Honda being a large, high-profile, and/or high-grade uranium project, the accuracy of resource estimates, the ability to realize improved project economics, the potential use of the historic mine shaft, exploration potential, the Company becoming the largest uranium producer in the U.S., processing Roca Honda resources at the White Mesa Mill, receipt of permits on a timely basis, and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information form and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
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